SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 8, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Selection of Board Member Candidates.

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

 No.13-054E
May 8, 2013

Selection of Board Member Candidates

Tokyo, Japan – At the meeting of the Nominating Committee held on May 8, 2013, Sony Corporation named candidates for election to the position of Member of the Board. The selections are subject to the approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2013.

Members of the Board

The candidates for election to the position of Member of the Board are as follows.

Kazuo Hirai	Representative Corporate Executive Officer, President and CEO

Masaru Kato	Corporate Executive Officer, EVP and CFO

Peter Bonfield(*)	Chairman of the Board, NXP Semiconductors N.V.

Ryuji Yasuda(*)	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Yukako Uchinaga(*)	Director and Executive Vice President, Benesse Holdings, Inc. Honorary Chairman, Berlitz Corporation

Mitsuaki Yahagi(*)	Special Advisor, The Japan Research Institute, Ltd.

Kanemitsu Anraku(*)	Director, Mizuho Financial Group, Inc.

Yorihiko Kojima(*)	Chairman of the Board, Mitsubishi Corporation

Osamu Nagayama(*)	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura(*)	Certified Public Accountant

Eikoh Harada(*)(**)	Chairman, President and CEO, Representative Director, McDonald's Company (Japan), Ltd. McDonald's Holdings Company (Japan), Ltd.

Joichi Ito(*)(**)	Director, Massachusetts Institute of Technology (MIT) Media Lab

Tim Schaaff(**)	Retired President, Sony Network Entertainment International LLC

(*) An Outside Director who satisfies the requirements under Item 15, Article 2 of the Companies Act of Japan

(**) A new candidate for Member of the Board

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Members of the Board scheduled to retire

Howard Stringer	Chairman of the Board

Ryoji Chubachi	President of the National Institute of Advanced Industrial Science and Technology Retired Representative Corporate Executive Officer, Vice Chairman

Tsun-Yan Hsieh	Chairman and Lead Counselor, LinHart Group

Roland A. Hernandez	Retired Chairman and Chief Executive Officer, Telemundo Group, Inc.

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